EXHIBIT G

Focus Financial Partners Inc.

825 Third Avenue

27th Floor

New York, NY 10022

July 30, 2018

Trident FFP LP

c/o Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

Investment Advisers Act

Ladies and Gentlemen:

This Letter Agreement is being entered into on the date of effectiveness of the Fourth Amended and Restated Operating Agreement (the “Operating Agreement”) of Focus Financial Partners, LLC. Capitalized terms used but not defined in this Letter Agreement are defined in the Operating Agreement. Trident FFP LP is entering into this Letter Agreement on behalf of all Trident Entities.

1. Prior to any Transfer of Equity Securities of PubCo or the Company by any Trident Entity which is reasonably likely to require any regulatory approvals, filings or consents by or of PubCo or the Company, the Trident Entities shall consult with the Company and PubCo so that the Company and PubCo may analyze such planned Transfer to assure that in the Company’s reasonable judgment, based on advice of experienced outside regulatory counsel, such planned Transfer will not result in a change of control of PubCo or any registered investment advisor (“RIA”) directly or indirectly owned by it under the Investment Advisers Act of 1940, as amended (the “IAA”) (an “IAA Change of Control”) or an assignment of the investment advisory or management agreements of any RIA (a “Regulatory Assignment”), including such Trident Entity using commercially reasonable efforts, at the Company’s expense, to cooperate with the Company and PubCo in the obtaining of any such approval, filing or consent in connection with such proposed Transfer.

2. For so long as the Trident Entities have control (as defined in the IAA) of PubCo, the Trident Entities shall provide notice to PubCo:

(a) at least 45 days prior to any planned Transfer of Equity Securities of PubCo or the Company by any Trident Entity that would result in any of the following;

(i) the Trident Entities ceasing to beneficially own at least 25% of the voting interests in PubCo immediately following such Transfer; or

(ii) any Person other than any Trident Entity beneficially owning more than 25% of the voting interests in PubCo as a result of, and immediately following, such Transfer; and

(b) at least 15 days prior to any planned Transfer of Equity Securities of PubCo or the Company by any Trident Entity that involves the transfer of beneficial ownership of more than 5% of the voting interests in PubCo to any single Person (other than any underwriter, broker-dealer or similar person who acquires securities of PubCo through such Person’s participation in good faith in a firm commitment underwriting).

3. Section 2 shall not apply to any planned Transfer pursuant to (a) a Registered Offering or Special Block Trade implemented in such a manner that no purchaser, directly from a Trident Entity or the underwriter, broker-dealer or similar person, who is known to the Trident Entities or PubCo to already beneficially own more than 10% of the voting interests in PubCo, purchases more than 5% of the voting interests in PubCo in such Registered Offering or Special Block Trade, and no such purchaser beneficially owns more than 25% of the voting interests in PubCo as a result of, and immediately following, such Registered Offering or Special Block Trade, or (b) participation in any Change in Control of PubCo or any PubCo Offer as permitted by Section 3.8 and Section 3.9, respectively, of the Operating Agreement.

4. The obligations of the Trident Entities set forth in this Letter Agreement are solely to engage in the consultation and cooperation required by Section 1 and provide the notice required by Section 2, and nothing set forth in this Letter Agreement shall be construed to create any additional obligation of, or liability by, the Trident Entities or their related Covered Persons to PubCo or the Company with respect to any regulatory approval, filing or consent.

5. This Letter Agreement shall be governed by the laws of the State of Delaware. This Letter Agreement shall become effective on the date of the closing of the IPO. This Letter Agreement, together with the Operating Agreement and all other agreements referenced therein, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein and therein. The terms and provisions of this Letter Agreement may be waived, modified or amended (including by means of merger, consolidation or other business combination to which the Company is a party) only with the written approval of each of the parties hereto.

IN WITNESS WHEREOF, the parties have caused this Letter Agreement to be executed by their duly authorized representatives.

FOCUS FINANCIAL PARTNERS INC.

By:	/s/ Ruediger Adolf
Name: Ruediger Adolf
Title: Chief Executive Officer

TRIDENT FFP LP By: Trident FFP GP LLC, general partner

By:	/s/ Peter M. Mundheim
Name: Peter M. Mundheim
Title: Vice President & Assistant Secretary

SIGNATURE PAGE TO

LETTER AGREEMENT (IAA)